UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 3, 2025

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 4, 2024 (NO. 333-278506) AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED BY SANOFI.

On November 3, 2025, Sanofi issued $500,000,000 principal amount of floating rate notes due November 3, 2027, $500,000,000 principal amount of floating rate notes due November 3, 2028, $400,000,000 principal amount of fixed rate notes due November 3, 2027, $400,000,000 principal amount of fixed rate notes due November 3, 2028 and $1,200,000,000 principal amount of fixed rate notes due November 3, 2032. The following documents related thereto, attached hereto as Exhibits 1.1, 4.1, 4.2, 4.3, 4.4, 4.5, 4.6, 5.1 and 5.2 are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 1.1	Underwriting Agreement dated October 27, 2025, by and among Sanofi and each of Barclays Capital Inc., BNP Paribas Securities Corp., BofA Securities, Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc. and Natixis Securities Americas LLC, as Underwriters

Exhibit 4.1	Indenture, dated as of November 3, 2025, by and between the Company and Deutsche Bank Trust Company Americas, as trustee

Exhibit 4.2	Form of Floating Rate Notes Due November 3, 2027

Exhibit 4.3	Form of Floating Rate Notes Due November 3, 2028

Exhibit 4.4	Form of Fixed Rate Notes Due November 3, 2027

Exhibit 4.5	Form of Fixed Rate Notes Due November 3, 2028

Exhibit 4.6	Form of Fixed Rate Notes Due November 3, 2032

Exhibit 5.1	Opinion of Jones Day, adviser to the Company, as to the validity of the Notes under French law

Exhibit 5.2	Opinion of Jones Day, adviser to the Company, as to the validity of the Notes under New York law

Exhibit 23.1	Consent of Jones Day (included in Exhibits 5.1 and 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 3, 2025

SANOFI

By:	/s/ Alexandra Roger
Name:	Alexandra Roger
Title:	Head of Legal Corporate & Finance